UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.2)

MERCADOLIBRE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

58733R102
(CUSIP Number)

THOMAS J. MURPHY
C/O GENERAL ATLANTIC SERVICE COMPANY, LLC
3 PICKWICK PLAZA
GREENWICH, CONNECTICUT 06830
TEL. NO.: (203) 629-8600
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

_______________________

June 11, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act (however,  see the Notes).

CUSIP NO. 58733R102	Page 2 of 16

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☒ b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,885,184
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,885,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 58733R102	Page 3 of 16

1	NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☒ b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,885,184
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,885,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 58733R102	Page 4 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 84, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☒ b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,885,184
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,885,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 58733R102	Page 5 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☒ b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,885,184
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,885,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 58733R102	Page 6 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☒ b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,885,184
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,885,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 58733R102	Page 7 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☒ b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,885,184
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,885,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 58733R102	Page 8 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☒ b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,885,184
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,885,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 58733R102	Page 9 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☒ b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,885,184
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,885,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 58733R102	Page 10 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☒ b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,885,184
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,885,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 58733R102	Page 11 of 16

ITEM 1.  SECURITY AND ISSUER.
This Amendment No.2 (“Amendment No.2”) on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of MercadoLibre, Inc., a Delaware corporation (the “Company”), and supplementally amends the Initial Statement on Schedule 13D, dated August 15, 2007 (the “Initial Statement”) and Amendment No. 1 to the Initial Statement, dated November 10, 2009 (“Amendment No.1” together with the Initial Statement, the “Statement”). The address of the principal executive office of the Company is Tronador 4890, 8th Floor, Buenos Aires, C1430DNN, Argentina.
ITEM 2.  IDENTITY AND BACKGROUND.
No material change.
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Not applicable
ITEM 4.  PURPOSE OF TRANSACTION.
No material change.
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
Item 5 of the Statement is hereby replaced in its entirety with the following:
(a)  As of the date hereof, General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”), General Atlantic Partners 84, L.P., a Delaware limited partnership (“GAP 84”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAP

CUSIP NO. 58733R102	Page 12 of 16

Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), and GAPCO Management GmbH, a German corporation (“GmbH Management”) each own of record no shares of Common Stock, no shares of Common Stock, 1,739,109 shares of Common Stock, 22,534 shares of Common Stock, 97,123 shares of Common Stock, 20,394 shares of Common Stock, 1,878 shares of Common Stock, 4,146 shares of Common  Stock, and no shares of Common  Stock, respectively, representing 0.0%, 0.0%, 4.0%, 0.1%, 0.2%, 0.0%, 0.0%, 0.0% and 0.0%, respectively, of the Company’s issued and outstanding shares of Common Stock.
By virtue of the fact that (i) GA is the general partner of each of GenPar and CDA, (ii) GenPar is the general partner of GAP 84, (iii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing  Directors, (iv) the officers of GapStar are certain GA Managing Directors (v) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record.  As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 1,885,184 shares of Common Stock (calculated on the basis of the number of shares of Common Stock which may be acquired by the Reporting Persons within 60 days), or 4.3% of the Company’s issued and outstanding shares of Common Stock.

CUSIP NO. 58733R102	Page 13 of 16

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 1,885,184 shares of Common Stock that may be deemed to be owned beneficially by each of them.
(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock or Preferred Stock during the past 60 days.

Name	Date	Amount of Common Stock Sold	Price(1)
GAP 84	6/11/2010	253,692	$57.91
GAP 84	6/11/2010	276,754	$57.73
GapStar	6/11/2010	3,287	$57.91
GapStar	6/11/2010	3,586	$57.73
KG	6/11/2010	605	$57.91
KG	6/11/2010	660	$57.73
CDA	6/11/2010	274	$57.91
CDA	6/11/2010	299	$57.73
GAPCO III	6/11/2010	14,167	$57.91
GAPCO III	6/11/2010	15,456	$57.73
GAPCO IV	6/11/2010	2,975	$57.91
GAPCO IV	6/11/2010	3,245	$57.73
GAP 84	6/14/2010	94,742	$59.09
GAP 84	6/14/2010	21,455	$58.56
GapStar	6/14/2010	1,228	$59.09
GapStar	6/14/2010	277	$58.56
KG	6/14/2010	226	$59.09
KG	6/14/2010	51	$58.56
CDA	6/14/2010	102	$59.09
CDA	6/14/2010	23	$58.56
GAPCO III	6/14/2010	5,291	$59.09
GAPCO III	6/14/2010	1,198	$58.56
GAPCO IV	6/14/2010	1,111	$59.09
GAPCO IV	6/14/2010	252	$58.56
(1)	All transactions were made on the open market unless otherwise indicated.

CUSIP NO. 58733R102	Page 14 of 16

(d)  No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.
(e)  On June 11, 2010, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIP WITH RESPECT TO THE ISSUER.

Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 58733R102	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 15, 2010

GENERAL ATLANTIC LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GENERAL ATLANTIC GENPAR, L.P. By: General Atlantic LLC, Its general partner By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director

GENERAL ATLANTIC PARTNERS 84, L.P.

By:     General Atlantic GenPar, L.P.
Its general partner

By:     General Atlantic LLC,
Its general partner

By:     /s/ Matthew Nimetz
Name: Matthew Nimetz
Title:   Managing Director

GAP COINVESTMENTS III, LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Member
GAP COINVESTMENTS IV, LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Member

CUSIP NO. 58733R102	Page 16 of 16

GAPSTAR, LLC

By:     /s/ Matthew Nimetz
          Name: Matthew Nimetz
          Title:   Vice President

GAP COINVESTMENTS CDA, L.P.

By:     General Atlantic LLC,
Its general partner

By:     /s/ Matthew Nimetz
Name:  Matthew Nimetz
Title:   Managing Director

GAPCO GMBH & CO. KG By: GAPCO Management GmbH, Its general partner By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAPCO MANAGEMENT GMBH By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director